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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	richard.truesdell@davispolk.com
New York, NY 10017

November 27, 2019

Re:          Sunshine Silver Mining & Refining Corporation

Draft Registration Statement on Form S-1

Submitted October 15, 2019
CIK No. 0001517006

Mr. Kevin Dougherty

Ms. Loan Lauren Nguyen

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Dougherty and Ms. Nguyen,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 8, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the revised Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on October 15, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1

Notice Regarding Mineral Disclosure, page 2

1.     We note your disclosure that you have chosen to voluntarily comply with the SEC Mining Modernization Rules in this registration statement. In addition you are currently preparing updated technical reports, which will comply with the SEC Mining Modernization Rules, that will be filed as exhibits to future amendments.  Please modify your prospectus and file all required technical reports to comply with the requirements of Regulation S-K Items 1300 through 1305.

Response:    The Company acknowledges the Staff’s comment and has filed the required technical reports as Exhibits 96.1 and 96.2 to the revised Registration Statement,

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

to comply with the requirements of Regulation S-K Items 1300 through 1305. In addition, the Company has revised disclosure throughout the revised Registration Statement to reflect the updated technical reports.

Prospectus Summary, page 3

2.     Disclosure appears to indicate that Electrum will beneficially own more than 50% of your voting common stock and will have control over the outcome of director elections. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56 and 158 of the revised Registration Statement.

The Company, page 3

3.     Please state whether your qualified persons (QP’s) are employees of your company and provide the additional information required by Regulation S-K Item 1302(b)(5).

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 130 of the revised Draft Registration Statement. The Company confirms that the qualified persons who prepared the technical reports filed as Exhibits 96.1 and 96.2 to the revised Registration Statement are not employees of the Company.

4.     We note your disclosure that all mineral reserves and mineral resources contained in the prospectus are presented on a 100% basis. Please modify your filing and report your resources and reserves that are attributable to your ownership interest. See Regulation S- K Item 1303(b)(3)(iii).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure throughout the revised Registration Statement to also present mineral reserves and mineral resources that are attributable to the Company’s ownership interest. The Company believes it is appropriate to also disclose mineral reserves and mineral resources on a 100% basis to ensure that the Company’s disclosure is aligned to the content of the Company’s technical reports, and has included prominent disclosure regarding the Company’s current 51.5% ownership of the Los Gatos Joint Venture (the “LGJV”).

5.     The reserve disclosures in this section and elsewhere in your filing are disclosed as the sum of your proven and probable reserves. Please revise your filing and disclose proven reserves separate from probable reserves in the prospectus and technical reports. See Regulation S-K Item 1303(b)(3).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure throughout the revised Registration Statement to disclose proven reserves separate from probable reserves. The technical reports filed as Exhibits 96.1 and 96.2 to the revised Registration Statement also disclose proven reserves separate from probable reserves.

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

Principal Projects, page 4

6.     We note your references to the Esther and the Amapola deposits in this section and elsewhere in your filing. Please provide the technical reports for these properties. See Regulation S-K Item 1302(b)(2)(i).

Response:    The Company acknowledges the Staff’s comment and respectfully refers the Staff to Sections 14.2 and 14.3 of Exhibit 96.1 to the revised Registration Statement for the portions of the technical report covering the Amapola and Esther deposits, respectively.

7.     Please identify which of your technical reports are Initial Assessments, Pre-Feasibility, or Feasibility Studies, as defined by Regulation S-K Item 1300. Please include the Qualified Persons (QP) and the effective dates of these reports so the appropriate report may be properly identified.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6, 7, 97, 99, 111 and 130 of the revised Registration Statement.

8.     We note the references to a Preliminary Economic Assessment (PEA) in support of resource disclosures for the Sunshine Complex. Under the Mining Modernization Rules resource estimates are required to be based on an Initial Assessment (IA). Please revise.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure accordingly throughout the revised Registration Statement.

Mineral Resources & Reserve Estimates, page 11

9.     Please recalculate and state your resource estimates exclusive of your reserve estimates. See Regulation S-K, Item 1303(b)(3)(iii).

Response:    The Company acknowledges the Staff’s comment. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019 (included as Exhibit 96.1 to the revised Registration Statement), based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that includes mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019 because the Company does not have updated estimated mineral reserves as of November 2019. New estimated mineral reserves will be calculated based on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed. The Company has revised its disclosure on pages 13, 20, 105, 110 and 120 of the revised Registration Statement to further clarify this limitation.

Summary of Mineral Resources and Mineral Reserves, page 97

10.  Please revise your summary tables to include resources and reserves as of the end of the most recently completed fiscal year.  Please add the tonnages to your resources disclosure in Table 1 and provide proven and probable reserves disclosure in Table 2. Please revise the footnotes to each table to include the required disclosure, namely price, time frame and point of reference.  See Regulation S-K Item 1303(b)(3).

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure throughout the revised Registration Statement to present resources and reserves as of the date of the revised Registration Statement. The Company undertakes to revise the disclosure to present resources and reserves as of the end of fiscal year 2019 in the first amendment of the Registration Statement to be submitted or filed in 2020.

Los Gatos district, page 99

11.  Please provide more specific location information for each material property. In addition, please revise the map on page 113 to include scale bars and north arrows for orientation. See Regulation S-K Item 1304(b)(1)(i).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 111 and 129 of the revised Registration Statement.

Mineral Resource Estimates Cerro Los Gatos Mine, Esther and Amapola Deposits, page 107

12.  Please disclose and explain the different prices used to calculate your resources and reserves compared to those prices used to calculate you silver equivalent grades.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 110 and 120 of the revised Registration Statement to clarify the metal prices that form the basis of the silver equivalent grades used to calculate resources and reserves for the Cerro Los Gatos Mine and the Esther and Amapola Deposits.

13.  Please disclose resources as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report.  See Item 1304(f).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 110 and 120 of the revised Registration Statement. As noted above, the Company has also revised the Registration Statement to present resources as of the date of the revised Registration Statement, and undertakes to revise the disclosure to present resources as of the end of fiscal year 2019 in the first amendment of the Registration Statement to be submitted or filed in 2020.

Mineral Reserve Estimates Cerro Los Gatos Mine, page 108

14.  Please disclose reserves as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report.  See Item 1304(f).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 121 of the revised Registration Statement. As noted above, the Company has also revised the Registration Statement to present reserves as of the date of the revised Registration Statement, and undertakes to revise the disclosure to present reserves as of the end of fiscal year 2019 in the first

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

amendment of the Registration Statement to be submitted or filed in 2020.

Capital and Operating Costs, page 110

15.  Please state the accuracy of your Initial Assessments, Pre-feasibility, and Feasibility studies. See Regulation S-K 1302(e)(9) and (12). Item 18 of the Technical Report Summary requires statement of the accuracy levels of capital and operating costs and Item 1304(f) requires disclosure of the material assumptions and criteria underlying reserve and resource estimates, along with cites to the corresponding sections of the technical report.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17, 111, 120, 121, 124, 140 and 144 of the revised Registration Statement.

Infrastructure, Permitting and Compliance Activities, page 110

16.  Please summarize your permitting accomplishments and operating conditions. See Regulation S-K Item 1303(b)(2)(ii).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 115-16, 124 and 143 of the revised Registration Statement.

Exploration, page 120

17.  We note your recent exploration activities regarding the Sunshine mine over the last year. Please provide a summary that describes the sampling methods you used and disclose the number of samples, the total size or length of the samples, and the total number of assays.  See Regulation S-K Item 1304(g)(1). Please provide the disclosure required by Item 1304(g)(2) and (6) with respect to any exploration results.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 136-37 of the revised Registration Statement.

18.  Please describe your planned exploration program at the Sunshine mine and its relationship to the diagram presented on page 18.  See Regulation S-K, Item 1304(b)(2).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 of the revised Registration Statement.

Mineral Resource Estimates Sunshine Mine, page 122

19.  Please disclose resources as of the end of the most recently completed fiscal year. Please state your metallurgical recoveries with your selected point of reference. Please provide the required footnote information. See Regulation S-K Item 1304(d)(1). Please provide a discussion of the material assumptions underlying the estimates along with cites to the corresponding sections of the technical report.  See Item 1304(f).

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 140 of the revised Registration Statement. As noted above, the Company has also revised the Registration Statement to present resources as of the date of the revised Registration Statement, and undertakes to revise the disclosure to present resources as of the end of fiscal year 2019 in the first amendment of the Registration Statement to be submitted or filed in 2020.

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

2014 Preliminary Economic Assessment Estimates Sunshine Mine, page 124

20.  We note your inclusion of inferred resources in your cash flow analysis. If you include inferred resources in the cash flow analysis in the Initial Assessment, please provide the required additional disclosures. See Regulation S-K Item 1302(d)(4)(ii) and Item 601(b)(96)(iii)(B)(19).

Response:    The Company acknowledges the Staff’s comment. As the Staff notes, the cash flow analysis provided for the Sunshine Mine is based on total measured, indicated and inferred resource estimates, of which 25% are measured and indicated resource estimates and 75% are inferred resource estimates. The Company respectfully advises the Staff that it believes the Sunshine Mine would not be economically viable based solely on measured and indicated resources, and as such has not prepared a separate cash flow analysis based solely on measured and indicated resource estimates. Accordingly, the Company has added disclosure to this effect on pages 18 and 141 of the revised Registration Statement.

Executive and Director Compensation

Sunshine Silver Mining & Refining Corporation Annual Incentive Plan, page 147

21.  We note that you awarded non-equity plan compensation in 2018, as well as your disclosure of the types of objective and subjective criteria that you may use in deciding to grant an award in any given year. Please revise your disclosure to include the material terms of the non-equity incentive plan awards made in 2018, including a general description of the formula or criteria used in determining the amounts payable. Refer to Item 402(o)(5) of Regulation S-K.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 167-68 of the revised Draft Registration Statement.

Certain Relationships and Related Party Transactions

Shareholders Agreement, page 151

22.  Please further explain the terms of your stockholders’ agreement to indemnify Electrum and MERS from any losses arising directly or indirectly out of their actual, alleged or deemed control or ability to influence control of the company, or the actual or alleged act or omission of their director nominees, including any act or omission in connection with this offering. For example, please explain if this provision to indemnify is subject to any exceptions or types of legal proceedings. When available, please file the stockholders’ agreement as an exhibit with your registration statement.

Response:    The Company acknowledges the Staff’s comment. The shareholders agreement that the Company intends to enter into with Electrum and MERS is expected to provide that the Company will indemnify Electrum and MERS from any losses arising directly or indirectly out of such stockholders’ actual, alleged or deemed control or ability to influence control of the Company, or the actual or alleged act or omission of their director nominees, including any act or omission in connection with this offering. However, if for any reason the indemnification provision is unavailable or unenforceable, the Company intends to agree to make the maximum contribution to the payment and satisfaction of indemnified liabilities permissible under applicable law. The indemnity and contribution provisions of the shareholders agreement are not expected to be subject to any exceptions for particular types of legal proceedings. The Company undertakes to

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

file a form of the shareholders agreement as an exhibit to a subsequent amendment of the Registration Statement.

In addition, in response to the Staff’s comment, the Company has revised disclosure on page 172 of the revised Registration Statement to clarify the scope of the indemnity provision in the shareholders agreement as described above.

Notes to the Consolidated Financial Statements

Note 2. Equity Method Investment, page F-8

23.  On pages 5 and 88, you state that “due to the structure of the joint venture agreement, SSMRC does not exercise control over the LGJV.” Please tell us and disclose why you do not have control of the joint venture despite having a 70% equity interest at December 31, 2018 and a 51.5% ownership interest as of June 30, 2019. Please also explain how you have considered the guidance in ASC 810-10-15 in determining whether LGJV is a variable interest entity (VIE). To the extent you have determined LGJV is a VIE, please revise to comply with the disclosure requirements of ASC 810-10-50. To the extent you have identified LGJV as a joint venture under ASC 323-10-20, please explain how joint control exists and how SSMRC and Dowa exercise joint control over the entity through their respective equity interests.

Response:    The Company respectfully advises the Staff that, although the Company held a 70% equity interest in the LGJV at December 31, 2018 and a 51.5% equity interest in the LGJV at June 30, 2019, the Company does not exercise control over the LGJV. Pursuant to Section 6.4 of the Unanimous Omnibus Partner Agreement, which governs the relationship between the various parties to the joint venture, the LGJV cannot make any “Major Decisions” without first having obtained Dowa’s consent or without first having obtained the consent of holders of at least 90% interest in the LGJV, depending on the time of such Major Decision. “Major Decisions” are defined to include the significant operating decisions of the LGJV, including, among other decisions, budgeting, development and exploitation approvals, loan and outside financing approvals, expansion of area of interest, surrendering claims, the creation of security interest on property, any initial public offering of the joint venture, and litigation settlements. As a result, despite holding a majority equity interest in the LGJV, the Company does not exercise control over the LGJV.

Further, the Company respectfully informs the Staff that it has considered the consolidation guidance in ASC 810-10-15 related to VIEs and has determined that the LGJV is not a VIE. Generally, if a company possess a controlling financial interest and owns a majority voting interest in an entity, the entity would be consolidated per ASC 810-10-15. However, ASC 810-10-15-10 provides certain exceptions to this general rule, including when the powers of a shareholder with a majority voting interest to control the operations or assets of the entity are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder. Those noncontrolling rights may be so restrictive as to call into question whether control rests with the majority owner. ASC 810-10-25-5 provides additional guidance that whether the rights of a noncontrolling shareholder overcome the presumption of consolidation by the majority shareholder depends on whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate (i.e., the ability to block significant decisions proposed by the majority shareholder) in significant decisions that would be expected to be made in the ordinary course of business. As described above, significant operating decisions

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

with respect to the LGJV require Dowa’s consent, giving Dowa the ability to block significant decisions relating to LGJV. Therefore, Dowa’s rights with respect to the LGJV are so restrictive that, despite the Company holding a majority equity interest in the LGJV, control over the LGJV does not rest with the Company. Accordingly, the Company has determined that the LGJV is not a VIE.

The Company respectfully informs the Staff that it has identified the LGJV as a joint venture under ASC 323-10-20. As described above, the Company does not exercise control over the LGJV. The LGJV cannot make any significant operating decisions without first having obtained Dowa’s consent or without first having obtained the consent of holders of at least 90% interest in the LGJV, depending on the time of such decision. Given Dowa’s equity interest in LGJV (30% at December 31, 2018 and 48.5% at June 30, 2019), all significant operating decisions require Dowa’s consent. Therefore, any significant decisions with respect to the LGJV requires both the Company’s and Dowa’s consent.

General

24.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act under a separate cover.

Mr. Dougherty	November 27, 2019
Ms. Nguyen
U.S. Securities and Exchange Commission

*****

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:           Stephen Orr, Executive Chairman and Chief Executive Officer

Roger Johnson, Chief Financial Officer

Sunshine Silver Mining & Refining Corporation